Exhibit 99.1

NEWS RELEASE

UROPLASTY, INC. REPORTS
FIRST QUARTER FINANCIAL RESULTS ENDING
JUNE 30, 2004

Monday, August 23, 2004

MINNEAPOLIS, MN — Uroplasty, Inc. (OTC: UPST — news) reports its worldwide financial results for the first quarter ended June 30, 2004.

Net Sales: In the first quarter ended June 30, 2004, net sales of all products were $1,752,496, representing a $392,907 or 29% increase when compared to net sales of $1,359,589 for the first quarter ended June 30, 2003. Excluding fluctuations in foreign currency exchange rates, there was a sales increase of approximately 20%. Management believes the increase in sales is related to the impact of the hiring of experienced sales directors and representatives, and their focus of initiating sales plans to increase our market share within the global distributor markets and to increase sales penetration to surgeons in our direct market in the United Kingdom. The Macroplastique product line accounts for 79% and 84% of total net sales during the periods presented.

Gross Profit: Gross profit was $1,288,938 and $962,618 for the quarter ended June 30, 2004 and 2003, respectively, or 74% and 71% of net sales. Gross profit in any one period is highly variable depending on unit sales and utilization of manufacturing capacity. Historically, the gross margin percentage has varied between approximately 70-80% of net sales.

General and Administrative Expense: General and administrative (“G&A”) expenses decreased from $467,229 during the first quarter of fiscal 2004 to $391,112 during the first quarter of fiscal 2005. Decreased consulting fees and shareholders expense, offset by increased salary costs, combined with general price increases and fluctuations in foreign currency exchange rates caused the decrease in G&A expenses. The consulting fees and shareholder expenses relate to the consulting agreements with the Executive Advisory Group (EAG) to perform services for and on behalf of the Company and the consulting agreement with CCRI Corporation to provide investor relations and development services.

Research and Development Expense: Research and development (“R&D”) expenses increased $150,097, or 35%, from $429,956 during the first quarter of fiscal 2004 to $580,053 during the first quarter of fiscal 2005. The increase in R&D expense is related to clinical, quality and regulatory costs related to the development of the Company’s Premarket Approval (PMA) submission for U.S. market clearance for Macroplastique® in the treatment of adult female stress urinary incontinence.

Selling and Marketing Expenses: Selling and marketing (“S&M”) costs increased 24% from $424,365 during the first quarter of fiscal 2004 to $527,957 during the first quarter of fiscal 2005. The increase resulted from travel costs and costs relating to trade-shows, conventions and congresses, marketing materials, general price increases, and fluctuations in foreign currency exchange rates.

Net loss for the first quarter ended June 30, 2004 was $285,359 compared to a net loss of $448,684 for the comparable period a year ago.

     Summary of Operations:

	Three Months Ended
	6/30/04	6/30/03
		(restated)
Net sales	$1,752,496	$1,359,589
Operating loss	(210,184)	(358,932)
Net loss	(285,359)	(448,684)
Net loss per common share:
Basic	$(0.06)	$(0.10)
Diluted	$(0.06)	$(0.10)
Weighted average common shares outstanding:
Basic	4,591,136	4,483,971
Diluted	4,591,136	4,483,971

Consolidated Balance Sheet Data

	June 30, 2004	March 31, 2004
Assets
Current assets	$4,233,529	$4,517,054
Property, plant, and equipment, net	1,065,876	1,071,116
Intangible assets, net of accumulated Amortization	47,229	51,495
Deferred tax assets	108,636	123,893

Total assets	$5,455,270	$5,763,558

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$220,977	$225,315
Income tax payable	128,817	101,562
Accrued liabilities	427,969	475,957
Current maturities – long-term debt	41,905	42,301

Total current liabilities	819,668	845,135
Long-term debt – less current maturities	464,760	479,720
Accrued pension liability	333,469	334,470

Total liabilities	1,617,897	1,659,325
Shareholders’ equity	3,837,373	4,104,233

Total liabilities and shareholders’ equity	$5,455,270	$5,763,558

Uroplasty is a medical device company that develops, manufactures and markets a family of injectable implant products used for soft-tissue augmentation for specific indications in urology, urogynecology, colon and rectal, otolaryngology and plastic surgery markets. The Company’s products offer physicians and their patients a minimally invasive treatment option for urinary incontinence, vesicoureteral reflux, fecal incontinence, vocal cord rehabilitation and dermal augmentation. Uroplasty’s products are CE marked for these indications and sold in markets outside the United States. The Company is conducting a multi-center U.S. IDE clinical trial with its urethral bulking agent, MACROPLASTIQUE®, as a minimally invasive, office-based procedure for treating female stress urinary incontinence.

***

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, including our internal projections of anticipated fiscal 2005 operating results, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing of our products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, particularly since our principal product contains silicone; our reliance on a single product for most of our current sales; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of our current human clinical trial; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.

Uroplasty, Inc. stock is traded on the OTC Bulletin Board system under the symbol “UPST.OB.”

FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Holman.

UROPLASTY, INC.
Daniel G. Holman, President / CEO
2718 Summer Street NE, Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: danielh@uroplasty.com